UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Subject Company)

Blue Apron Holdings, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 309

(CUSIP Number of Class of Securities)

Linda Findley

President and Chief Executive Officer

Blue Apron Holdings, Inc.

28 Liberty Street

New York, NY 10005

(347) 719-4312

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Chris Barnstable-Brown, Esq. Mark Nylen, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 (212) 230-8800	Meredith Deutsch General Counsel and Corporate Secretary Blue Apron Holdings, Inc. 28 Liberty Street New York, NY 10005 (347) 719-4312

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following documents relating to the proposed acquisition of Blue Apron Holdings, Inc., a Delaware corporation (the “Company”), by Wonder Group, Inc., a Delaware corporation (“Parent”), and Basil Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms of an Agreement and Plan of Merger, dated as of September 28, 2023, by and among Parent, Purchaser and the Company (the “Merger Agreement”):

1.	Exhibit 99.1: Joint Press Release, dated September 29, 2023, issued by the Company and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, File No. 001-38134, filed on September 29, 2023).
2.	Exhibit 99.2: Email from Linda Findley, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated September 29, 2023.
3.	Exhibit 99.3: Letter to Vendors of the Company, dated September 29, 2023.
4.	Exhibit 99.4: Announcement by the Company via X on September 29, 2023.
5.	Exhibit 99.5: Announcements by the Company and the Company’s management via LinkedIn on September 29, 2023.
6.	Exhibit 99.6: Announcement by the Company via Facebook on September 29, 2023.
7.	Exhibit 99.7: Announcement by the Company via Instagram on September 29, 2023.
8.	Exhibit 99.8: Employee FAQs, sent to the Company’s employees, dated September 29, 2023.

Items #1-8 were first used or made available on September 29, 2023. In addition, the information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2023 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

The tender offer referenced in this filing has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Parent and Purchaser will file with the SEC upon commencement of the tender offer. The solicitation and offer to buy outstanding shares of the Company’s Class A common stock will only be made pursuant to the tender offer materials that Parent and Purchaser intend to file with the SEC. At the time the tender offer is commenced, Parent will file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER MATERIALS, INCLUDING THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. The tender offer materials (including the offer to purchase and related letter of transmittal), as well as the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available) at the SEC’s web site at www.sec.gov, by contacting the Company’s Investor Relations either by telephone at (347) 719-4312 or e-mail at investor.relations@blueapron.com or on the Company’s website at www.investors.blueapron.com. The information contained in, or that can be accessed through, the Company’s website is not a part of, or incorporated by reference herein. In addition to an offer to purchase, a related letter of transmittal and certain other tender offer documents, as well as the solicitation/recommendation statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by the Company with the SEC for free on the SEC’s website at www.sec.gov.

Forward-Looking Statements

This filing includes statements concerning the Company and its future expectations, plans and prospects that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," “will,” "should," “would,” "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other similar expressions. The forward-looking statements in this filing are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this filing and are subject to a number of risks, uncertainties and assumptions including, without limitation, uncertainties as to the timing of the tender offer and the completion of the proposed acquisition of the Company; the risk that the proposed acquisition may not be completed in a timely manner or at all; the possibility that competing offers or acquisition proposals for the Company will be made; uncertainty regarding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, or the various closing conditions to the proposed acquisition may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of the proposed acquisition (or the announcement thereof) on the trading price of the Company’s common stock; relationships with associates, customers, other business partners and key third parties, or governmental entities; transaction costs; risks that the proposed acquisition disrupts current plans and operations of the Company or adversely affects employee retention; the risk that stockholder litigation in connection with the proposed acquisition may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the transaction; the risk that the proposed acquisition of the Company will divert management’s attention from ongoing business operations; changes in the Company’s businesses during the period between announcement and closing of the proposed acquisition; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future, including the Schedule TO and related tender offer documents to be filed by Parent and the Schedule 14D-9 to be filed by the Company. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by the Company in this filing speaks only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Exhibit No.	Description

99.1	Joint Press Release, dated September 29, 2023, issued by the Company and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, File No. 001-38134, filed on September 29, 2023)
99.2	Email from Linda Findley, President and Chief Executive Officer of the Company, sent to the Company’s employees, dated September 29, 2023.
99.3	Letter to Vendors of the Company, dated September 29, 2023.
99.4	Announcement by the Company via X on September 29, 2023.
99.5	Announcements by the Company and the Company’s management via LinkedIn on September 29, 2023.
99.6	Announcement by the Company via Facebook on September 29, 2023.
99.7	Announcement by the Company via Instagram on September 29, 2023.
99.8	Employee FAQs, sent to the Company’s employees, dated September 29, 2023.